SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 03, 2008

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

2 December 2008
Number 43/08

SAMANCOR MANGANESE PRODUCTION REDUCTION

BHP Billiton today announced that it is temporarily cutting manganese production at its 60 per cent owned Samancor (Pty) Limited operation due to weak market conditions. The cuts are expected to reduce ore production by 21 per cent and alloy production by 23 per cent for FY2009.

The reduction in manganese ore output is expected to be balanced between GEMCO (Australia) and Hotazel (South Africa).   Resources at both these operations will shift to development and re-building product inventories, which are severely depleted. The reductions are expected to reduce ore production by 1.5 million tonnes in FY2009.

Samancor’s current total output capacity is 7.0 million tonnes of ore per annum. In relation to alloy, furnace rebuilds will be brought forward at TEMCO (Australia) and Metalloys (South Africa). In addition, certain of these furnaces are not expected to restart until market conditions improve. We expect to reduce alloy production by 170,000 tonnes in FY2009, from a current output capacity of 725,000 tonnes per year.

BHP Billiton Chief Executive, Ferrous and Coal, Marcus Randolph, said: “We said on 22 November that global market conditions were proving challenging for the steel industry and its raw materials providers. Manganese ore and alloy are entirely dependent on the carbon steel industry and are therefore directly impacted by the current weak steel markets.

“We will continue to monitor the situation and when we see a recovery, given we are bringing forward essential major maintenance projects, we expect to be well placed to restart our full production alloy capacity. In ore, the development activities and rebuilding of depleted stocks will also allow us to react quickly to any recovery in the market.”
BHP Billiton’s 40 per cent partner in Samancor is Anglo American Corporation.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations
Tel: +61 3 9609 2812 Mobile: +61 428 599 190
Email: Peter.Ogden@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom
The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 12, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary